EXHIBIT 99.1

MOGO ANNOUNCES RESULTS OF ITS ANNUAL MEETING OF SHAREHOLDERS

Vancouver, British Columbia, June 28, 2022 – The annual general meeting of shareholders (the “Meeting”) of Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO) (“Mogo” or the ”Company”), a digital payments and financial technology company, was held today via live audiocast online and the Company is pleased to announce that all resolutions put forward, being the election of directors, the appointment of the auditors of the Company, and the renewal of the Company’s stock option plan and all unallocated options thereunder, were approved. Each of the matters voted upon at the Meeting is discussed in detail in the Company’s management information circular dated May 24, 2022 (the “Circular”), which can be found under the Company’s profile on SEDAR (www.sedar.com).

The total number of votes cast by shareholders by proxy or online at the Meeting was 29,013,586 votes, representing 37.8% of the Company’s outstanding shares as at May 24, 2022. The voting results are detailed below.

Election of Directors

The nominees listed in the Circular were elected as directors of Mogo. Detailed results of the vote are as follows:

Name of Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David Feller	19,396,211	84.72	3,498,852	15.28
Gregory Feller	19,351,446	84.52	3,543,617	15.48
Michael Wekerle	17,884,811	78.12	5,010,253	21.88
Christopher Payne	21,060,494	91.99	1,834,570	8.01
Liam Cheung	19,255,058	84.10	3,640,005	15.90
Wendy Rudd	21,006,278	91.75	1,888,785	8.25

Appointment of Auditor

KPMG LLP was re-appointed as auditor of the Company until the next annual general meeting of shareholders of the Company at remuneration to be fixed by the Company’s board of directors. Detailed results of the vote are as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
28,943,621	99.77	66,343	0.23

Approval of Unallocated Options

The Company’s Stock Option Plan and all unallocated options under the Company’s Stock Option Plan were renewed. Detailed results of the vote are as follows:

Votes For	% Votes For	Votes Against	% Votes Against
17,472,977	76.32	5,422,086	23.68

The Company has filed a report of voting results on all resolutions voted upon at the Meeting under its profile on SEDAR at www.sedar.com.

About Mogo

Mogo Inc., one of Canada’s leading financial technology companies, is empowering its 1.9 million members with simple digital solutions to help them get in control of their financial health while also making a positive impact with their money. Through the free Mogo app, consumers can access a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, easily buy and sell bitcoin, get free monthly credit score monitoring and ID fraud protection and access personal loans and mortgages. Mogo’s new MogoTrade app offers commission-free stock trading that helps users make a positive impact with every investment and together with Moka, Mogo’s wholly-owned subsidiary bringing automated, fully-managed flat-fee investing to Canadians, forms the heart of Mogo’s digital wealth platform. Mogo’s wholly-owned subsidiary, Carta Worldwide, also offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:

Craig Armitage

Investor Relations

investors@mogo.ca

(416) 347-8954

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

646-829-9701

shamsian@lythampartners.com

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